Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Armstrong World Industries, Inc.:

We consent to the use of our reports dated February 23, 2021, with respect to the consolidated balance sheets of Armstrong World Industries, Inc. and subsidiaries as of December 31, 2020 and 2019, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes and financial statement schedule II, and the effectiveness of internal control over financial reporting as of December 31, 2020, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the change in the method of accounting for leases.

/s/ KPMG LLP
Philadelphia, Pennsylvania April 30, 2021